

September 28, 2011

<u>Via E-mail</u>
Stephen A. Kaplan
Manager
OCM HoldCo, LLC
333 South Grand Avenue, 28<sup>th</sup> Floor
Los Angeles, CA 90071

   **Re: OCM HoldCo, LLC**
     **Form 10-K for the Fiscal Year Ended December 31, 2010**
     **Filed March 31, 2011**
     **File No. 000-52042**

Dear Mr. Kaplan:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Signatures</u>

1. Please confirm that in future filings you will revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer, and controller or principal accounting officer. Refer to General Instructions D(2) of Form 10-K. In this regard, we note that Messrs. Kaplan and Beck have only signed the second half of your signature page in their capacities as managers.

Exhibits 31.1 and 31.2

2. We note the identification of the certifying individual at the beginning of each certification required by Item 601(b)(31) of Regulation S-K as a "Manager of OCM HoldCo, LLC".  We also note, in the introductory paragraphs, the phrases "performing certain services for the Company commonly performed by the principal executive officer" and "performing certain services for the Company commonly performed by the principal financial officer," respectively.  Please confirm that in future filings you will revise the certifications to track the language exactly as set forth in Item 601(b)(31) of Regulation S-K by removing the above-referenced phrases.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief